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                                                               EXHIBIT (a)(5)(i)

[LOGO] CRESTLINE                                           For Immediate Release
       CAPITAL                           Contacts:   Larry Harvey  (240)694-2013
                                                 Darryl Edelstein  (240)694-2012



        CRESTLINE CAPITAL CORPORATION ANNOUNCES SELF TENDER OFFER FOR UP
                     TO 2.82 MILLION SHARES OF COMMON STOCK

         BETHESDA, MD, September 24, 2001 - Crestline Capital Corporation (NYSE:CLJ) announced today that its Board of Directors has approved a self tender offer for up to 2.82 million shares of the company's outstanding common stock at a price of $26.60 per share. The tender offer is expected to commence in approximately one week. The aggregate purchase price, exclusive of transaction costs, will be approximately $75 million. The company will finance the tender offer with cash on hand.

         Bruce D. Wardinski, Chairman of the Board, President and Chief Executive Officer, commented, "The tender offer allows us to provide liquidity to our shareholders and enhance shareholder value."

         The tender offer will be made available to all company stockholders. It will be subject to certain terms and conditions described in the tender offer materials to be distributed to stockholders.

         The tender offer that is described in this announcement has not yet commenced. Once the tender offer commences, the company will file a tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) with the Securities and Exchange Commission upon commencement of the offer. Company stockholders should read the tender offer statement when it becomes available because it will contain important information about the offer. The tender offer statements and other filed documents will be


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available at no charge on the SEC's website at http://www.sec.gov and will also be made available without charge to all stockholders of the company by contacting Larry Harvey at (240)694-2013.

                               *******************

         Crestline Capital is one of the nation's 20 largest hotel management companies through its wholly-owned subsidiary, Crestline Hotels & Resorts. Crestline Capital is also the nation's largest independent hotel leasing company, majority owner of an upscale extended-stay hotel portfolio, and owner of one of the nation's premier senior living community portfolios. Additional information about Crestline Capital is available at the company's web site: www.crestlinecapital.com

         Crestline Hotels & Resorts manages and leases 27 hotels, resorts and conference and convention centers with nearly 5,500 rooms in nine states and the District of Columbia. Crestline Hotels & Resorts manages properties independently and under such well regarded brands as Marriott, Hilton, Renaissance, Crowne Plaza, Holiday Inn, Courtyard by Marriott and Residence Inn. Additional information about the hotel management company is available at the company's web site: www.crestlinehotels.com